UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41900

Hashdex Commodities Trust

(Exact name of registrant as specified in its charter)

1100 N. Market Street, Suite 300, Wilmington, Delaware 19890

(844) 403-5272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of Hashdex Bitcoin ETF

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Hashdex Asset Management Ltd., the Sponsor of Hashdex Commodities Trust, has caused this certification/notice to be signed on behalf of the Registrant by the undersigned duly authorized person.

Date: September 3, 2026	By:	/s/ Bruno Sousa
		Name:	Bruno Sousa
		Title:	Director of the Sponsor (Principal Executive Officer)